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15045988

SEC MAIL PROCESSING RECEIVED MAR 02 2015 WASH., D.C. 194 SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68520

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brandywine Investment Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Ponds Edge Drive
(No. and Street)

Chadds Ford	Pennsylvania	19317
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beucler, Kelly & Irwin, Ltd.
(Name – *if individual, state last, first, middle name*)

125 Strafford Avenue, Suite 116	Wayne	Pennsylvania	19087
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/13

OATH OR AFFIRMATION

I, Elliot B. Newman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brandywine Investment Securities, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Dorothy E. Dallas

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Dorothy E. Dallas, Notary Public
Pennsbury Twp., Chester County
My Commission Expires May 14, 2015
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRANDYWINE INVESTMENT SECURITIES, LLC

Financial Statements

December 31, 2014

BEUCLER, KELLY & IRWIN, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

BRANDYWINE INVESTMENT SECURITIES, LLC

Financial Statements

December 31, 2014

BRANDYWINE INVESTMENT SECURITIES, LLC

Table of Contents

	Page Number
Report of Independent Registered Public Accounting Firm	1 - 2
Financial Statements	
Statements of Financial Condition	3
Statements of Income	4
Statements of Changes in Members' Equity	5
Statements of Cash Flows	6
Notes to Financial Statements	7 - 9
Supplementary Information	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10
Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	11
A Reconciliation Including Appropriate Explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3	11
Review Report of Independent Registered Public Accounting Firm for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3	12
Exemption Report	13

BEUCLER, KELLY & IRWIN, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Brandywine Investment Securities, LLC
Chadds Ford, Pennsylvania

We have audited the accompanying financial statements of Brandywine Investment Securities, LLC (a Delaware Limited Liability Company), which comprise the statements of financial condition as of December 31, 2014 and 2013, and the related statements of income, changes in members' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Brandywine Investment Securities, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Brandywine Investment Securities, LLC as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1; the Computation for Determination of Reserve Requirements Under Rule 15c3-3; and the Information for Possession or Control Requirements Under Rule 15c3-3 have been subjected to the audit procedures performed in conjunction with the audit of Brandywine Investment Securities, LLC's financial statements. Our audit procedures include determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and

125 STRAFFORD AVENUE · SUITE 116 · WAYNE, PENNSYLVANIA 19087-3388 · (610) 688-3200 · (610) 687-1011 · FAX (610) 688-1492 · www.bkicpa.com

accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Beucler, Kelly & Irwin, Ltd.

Wayne, Pennsylvania
February 26, 2015

BRANDYWINE INVESTMENT SECURITIES, LLC
Statements of Financial Condition
December 31, 2014 and 2013

Assets

	2014	2013
Current Assets		
Cash and cash equivalents	$ 36,665	$ 51,794
Other receivable - rent	12,417	3,652
Prepaid expenses	4,625	3,490
Total Current Assets	53,707	58,936
Other Assets		
Deposits	3,791	3,156
Total Other Assets	3,791	3,156
Total Assets	$ 57,498	$ 62,092

Liabilities and Members' Equity

	2014	2013
Current Liabilities		
Accounts payable and accrued expenses	$ 2,206	$ 1,911
Total Current Liabilities	2,206	1,911
Members' Equity	55,292	60,181
Total Liabilities and Members' Equity	$ 57,498	$ 62,092

See accompanying notes.

BRANDYWINE INVESTMENT SECURITIES, LLC
Statements of Income
Years Ended December 21, 2014 and 2013

	2014	2013
Revenue		
Interest income	$ 48	$ 0
Total Revenue	48	0
Expenses		
General and administrative	7,333	9,809
Salaries and wages, payroll taxes and benefits	55,495	18,578
Legal and professional	49,060	54,122
Regulatory fees and expenses	5,891	3,773
Rent expense	16,158	21,276
Total Expenses	133,937	107,558
Net Loss	$ (133,889)	$ (107,558)

See accompanying notes.

BRANDYWINE INVESTMENT SECURITIES, LLC
Statements of Changes in Members' Equity
Years Ended December 31, 2014 and 2013

	2014	2013
Members' Equity, Beginning	$ 60,181	$ 13,939
Net Loss	(133,889)	(107,558)
Member Contributions	129,000	153,800
Members' Equity, Ending	$ 55,292	$ 60,181

See accompanying notes.

BRANDYWINE INVESTMENT SECURITIES, LLC
Statements of Cash Flows
Years Ended December 31, 2014 and 2013

		2014		2013
Cash Flows from Operating Activities				
Net loss	$	(133,889)	$	(107,558)
Adjustments to reconcile net loss to net cash used by operating activities:				
Change in operating assets and liabilities:				
Other receivable - rent		(8,765)		(3,652)
Prepaid expenses		(1,135)		(458)
Deposits		(635)		(1,656)
Accounts payable and accrued expenses		295		(615)
Net Cash Used by Operating Activities		(144,129)		(113,939)
Net Cash Provided by Investing Activities		0		0
Cash Flows from Financing Activities				
Member contributions		129,000		153,800
Net Cash Provided by Financing Activities		129,000		153,800
Increase (Decrease) in Cash and Cash Equivalents		(15,129)		39,861
Cash and Cash Equivalents, Beginning		51,794		11,933
Cash and Cash Equivalents, Ending	$	36,665	$	51,794
Schedule of Interest and Income Taxes Paid				
Interest	$	0	$	0
Income taxes	$	0	$	0

See accompanying notes.

Note 1 – Nature of Operations

Brandywine Investment Securities, LLC (the Company) is a limited liability company organized in the State of Delaware on December 16, 2009. The Company obtained approval for membership with the Financial Industry Regulatory Authority, Inc. (FINRA) effective March 11, 2011 and is also registered with the Securities and Exchange Commission (SEC) as a broker dealer. The Company was formed to act as a placement agent on a best-effort basis for private placements of specific purpose real estate entities.

Note 2 – Summary of Significant Accounting Principles

Cash and Cash Equivalents

Short-term investments with an original maturity of three months or less at the time of purchase are considered to be cash equivalents. Short-term investments with an original maturity greater than three months are included in investments. Cash and cash equivalents are reported at cost, which approximates market value. The Company maintains cash in one financial institution.

Recognition of Revenue

As compensation for the services rendered as a placement agent, the Company receives selling commissions based on a percentage of the total amounts invested in the offering of the applicable investment product. In addition, the Company may also receive separate dealer manager fees for due diligence review and other services. The commissions will be recognized as revenue once the proceeds of the offering are disbursed to the underlying investment company and the dealer manager fees will be recognized upon the performance of services.

Income Taxes

The Company follows the accounting requirements for uncertain tax positions, FASB Accounting Standards Codification ("ASC") 740, Income Taxes. As of and during the years ended December 31, 2014 and 2013, the Company did not have a liability for any unrecognized tax benefits nor did it incur any interest or penalties associated with unrecognized tax benefits. The Company will recognize interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statements of income.

The Company was treated as a partnership for U.S. Federal and Pennsylvania income tax purposes from 2010 to 2012. Effective January 1, 2013, the Company elected to be classified as an S-Corporation. No income tax returns are currently under examination. The statue of limitations on the U.S. Federal and Pennsylvania income tax returns remain open for the years ended December 31, 2011 - 2013.

Each member is individually responsible for reporting income or loss, to the extent required by U.S. federal and state income tax laws and regulations based on its respective share of the Company's income and expense as reported for income tax purposes.

Note 2 – Summary of Significant Accounting Principles, Continued

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification

Certain items in the 2013 financial statements have been reclassified to conform to the 2014 presentation.

Subsequent Events

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through February 26, 2015, the date the financial statements were available to be issued.

Note 3 – Related Party Transactions

The Company operates in a shared office space with an entity whose shareholder is also the majority member of the Company. The Company entered into a one-year sub-lease agreement for this office space on January 1, 2010. The sub-lease agreement will continue for any number of consecutive one year periods until either party gives written notice to terminate the lease. During 2012, the Company leased additional space and the rent expense and rental overhead was adjusted accordingly. In August, 2013, it was agreed that the lessor reimburse the Company for rent and rental overhead expenses attributed to a Company employee that was performing work for the lessor. Total rental reimbursements due the Company amounted to $12,417 and $3,652 for the years ended December 31, 2014 and 2013 respectively, and are included in other receivable – rent in the statement of financial condition. Rent expense, net of reimbursements, for years ended December 31, 2014 and 2013 amounted to $10,630 and $13,997, respectively. The Company's pro rata share of rental overhead, net of reimbursements, for the years ended December 31, 2014 and 2013 amounted to $5,528 and $7.279, respectively.

The Company has entered into a "Central Services Agreement" with Brandywine Financial Services Corporation. This agreement covers the provision of the required administrative and office services including accounting, telephone, fax, computers, data processing, data management, payroll, consumable office supplies, and other necessary services. The Company's share of administrative and office services for the years ended December 31, 2014 and 2013 amounted to $5,000 per year.

The Company utilizes the tax preparation services of a related party, Brandywine Investment Management Corporation. The tax preparation services incurred for the years ended December 31, 2014 and 2013 amounted to $2,500 per year.

Note 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $34,459, which was $29,459 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.06 to 1.

Note 5 – Commitments and Contingencies

The Company is obligated under a one-year sub-lease agreement for shared office space, with an entity, in which the shareholder is also the majority member of the Company (Note 3). Effective January 1, 2015, the lease automatically renewed for a one-year period. The lease requires rent in the amount of $16,400 per year payable in equal monthly installments. Future minimum annual rental payments under this operating lease are as follows:

2015	$	16,400
	$	16,400

In addition to the minimum annual rent payments mentioned above, the Company is also responsible for it's pro rata share of operating and common area charges (Note 3).

The Company has entered into various agreements for compliance and administrative services. The required payments under these agreements are as follows:

2015	$	22,138
	$	22,138

In 2014, the Company entered into a transition agreement with the President which will allow this individual to pursue a new venture. The agreement, however, requires the individual to continue to perform services and to assist with the transition of responsibilities until a suitable replacement has been found. As compensation for the services during the transition period, the Company will make monthly payments of $2,500 plus health and dental insurance coverage. The agreement may be terminated by either party upon 10 days written notice.

******

SUPPLEMENTARY INFORMATION

BRANDYWINE INVESTMENT SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2014

Net Capital	
Total Members' Equity from Statements of Financial Condition	$ 55,292
Deduct Nonallowable Assets	
Other receivable - rent	12,417
Prepaid expenses	4,625
Deposits	3,791
	20,833
Net Capital Before Haircut on Securities	34,459
Haircut on Securities Held	0
Net Capital	$ 34,459
Aggregate Indebtedness	
Total Aggregate Indebtedness Liabilities from Statements of Financial Condition	$ 2,206
Items Not Included in Statements of Financial Condition	
Other unrecorded amounts	0
Total Aggregate Indebtedness	$ 2,206
Computation of Basic Net Capital Requirement	
Net Capital Required as a Percentage of Aggregate Indebtedness	$ 147
Minimum Dollar Capital Requirement of Reporting Broker-Dealer	$ 5,000
Minimum Capital Requirement	$ 5,000
Excess Net Capital	$ 29,459
Excess Net Capital at 1,000 percent	$ 34,238
Ratio: Aggregate Indebtedness to Net Capital	0.06 to 1
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2014)	
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$ 34,459
Reconciling Differences	
Other audit adjustments (net)	0
Net Capital per Above	$ 34,459

Note: There are no material differences between the preceeding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2014.

BRANDYWINE INVESTMENT SECURITIES, LLC
Information Relating to the Possession or Control
Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission

A Reconciliation Including Appropriate Explanation
of the Computation of Net Capital Under Rule 15c3-1 and the
Computation for Determination of Reserve
Requirements Under Exhibit A of Rule 15c3-3
December 31, 2014

The Company is exempt from Rule 15c3-3 and falls under the provisions of Rule 15c3-3(k)(2)(i).

BEUCLER, KELLY & IRWIN, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Brandywine Investment Securities, LLC
Chadds Ford, Pennsylvania

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Brandywine Investment Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Brandywine Investment Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(2)(i) (the "exemption provisions") and (2) Brandywine Investment Securities, LLC stated that Brandywine Investment Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Brandywine Investment Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Brandywine Investment Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Beucler, Kelly & Irwin, Ltd.

Wayne, Pennsylvania
February 26, 2015

125 STRAFFORD AVENUE · SUITE 116 · WAYNE, PENNSYLVANIA 19087-3388 · (610) 688-3200 · (610) 687-1011 · FAX (610) 688-1492 · www.bkicpa.com

Brandywine
Investment Securities, LLC

On behalf of Brandywine Investment Securities, LLC, I, as FinOp, attest to the following as required by the SEC in conjunction with our annual audit report for the period ending December 31, 2014:

- Brandywine Investment Securities, LLC claims an exemption from SEC Rule 15c3-3 under the K(2)(i) provision.
- Brandywine Investment Securities, LLC did not hold any customer funds or securities at any time during the year.
- Brandywine Investment Securities, LLC met the identified exemption provisions throughout the reporting period of January 1st thru December 31, 2014 without exception.

Robert Campbell
FINOP

Brandywine Investment Securities